Exhibit 23.5

Plante & Moran, PLLC Suite 600 8181 E. Tufts Avenue Denver, CO 80237 Tel: 303.740.9400 Fax: 303.740.9009 plantemoran.com

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We have issued our report dated January 11, 2021, with respect to the consolidated financial statements of TTC Healthcare, Inc. and Subsidiaries as of December 31, 2019 and for the period from September 5, 2019 to December 31, 2019 and Transformations Treatment Center, Inc. and Affiliates as of and for the year ended December 31, 2018 and for the period from January 1, 2019 to September 4, 2019 contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in this Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Denver, Colorado

February 15, 2021